

Mail Stop 3561

December 29, 2015

Glen C. Warren, Jr.
President, Chief Financial Officer and Secretary
Antero Midstream Partners LP
1615 Wynkoop Street
Denver, CO 80202

> **Re: Antero Midstream Partners LP**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 25, 2015**
> **File No. 001-36719**

Dear Mr. Warren:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Item 15. Exhibits and Financial Statement Schedules

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm, page F-3

1. In the scope paragraph of the audit opinion, your auditor makes reference to having audited "each of the years in the three-year period ended December 31, 2014" while the opinion paragraph makes reference to "as of December 31, 2013 and 2014 and the results of their operations and their cash flows for the years then ended…" We note the same circumstances are present in the audit opinion on page F-3 within Exhibit 99.1 of your Form 8-K filed October 9, 2015 relating to your recast financial information within your Form 10-K for the year ended December 31, 2014. Please tell us whether your auditor's opinion included your financial statements for the year ended December 31, 2012 and revise as necessary. Refer to Rule 2-02(c) of Regulation S-X.

Consolidated Statements of Cash Flows, page F-7

2. We note your presentation of a line item within investing activities entitled "Change in working capital of affiliate related to property and equipment" both here as well as on page 8 of your Form 10-Q for the quarterly period ended September 30, 2015. Please tell us what activity is recorded within this line item, whether it is presented net or gross, and what the underlying reasons were for the cash outflow during the year ended December 31, 2014 and the cash inflow during the nine months ended September 30, 2015. Please also tell us how your discussion and analysis of investing activities within MD&A sufficiently explains the activity in this line item for each of the aforementioned periods. Refer to SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

(4) Long-term Debt

(b) Revolving Credit Facility, page F-14

3. We note your disclosure in several sections regarding various restrictions imposed by your revolving credit facility, as well as your reference to restricted subsidiaries. Please tell us more about these restrictions, whether and how they restrict the payment of distributions, how you considered the disclosure requirements of Rule 4-08(e) of Regulation S-X, and what consideration you gave to providing condensed financial information of the registrant as set forth in Rules 5-04 and 12-04 of Regulation S-X. If applicable, include in your response the amount and percentage of your subsidiaries' net assets that are restricted as of December 31, 2014.

(9) Quarterly Financial Information (Unaudited), page F-19

4. Please revise future filings to disclose earnings per unit data as required by Item 302(A)(1) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Glen C. Warren, Jr.
Antero Midstream Partners LP
December 29, 2015
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Lisa Sellars, Staff Accountant, at (202) 551-3348 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products